April 10, 2007

VIA EDGAR FILING

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	School Specialty, Inc.
Form 10-K fiscal year end April 29, 2006
Filed July 12, 2006
File No. 000-24385

Dear Mr. Moran:

This letter responds to the comment letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated March 20, 2007, concerning the Annual Report on Form 10-K for year ended April 29, 2006 (the “Form 10-K”) of School Specialty, Inc. (the “Company”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

In some of our responses, we have agreed to change or supplement the disclosures in our future filings in light of the Staff’s views. We continue to believe our prior filings are accurate in all material respects and comply with applicable disclosure rules and regulations promulgated by the SEC and Generally Accepted Accounting Principles (“GAAP”) in the United States of America. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

The following are the Company’s responses to the Comment Letter:

Form 10-K April 29, 2006

Note 8 – Securitization of Accounts Receivable, page 51

1.	We note your response to comment 2 of our letter dated January 30, 2007. Please tell us what you are netting with the proceeds from amounts sold under the receivables securitization and revise your disclosure accordingly in future filings.

Company Response –

“Proceeds from amounts sold under the receivables securitization, net” represent:

•	proceeds from new accounts receivable securitizations

•	proceeds from collections reinvested in revolving period accounts receivable securitizations

•	remittances of amounts collected as servicer of accounts receivable securitizations.

We will revise our disclosure in future filings to reflect the above information.

As previously described, the Company attempts to maintain the securitized accounts receivable sold balance at $50 million for all financial reporting dates. We believe this net presentation is consistent with paragraph 12 of FASB Statement 95 “Statement of Cash Flows” which states that “For certain items, the turnover is quick, the amounts are large, and the maturities are short. For certain other items, such as demand deposits of a bank and customer accounts payable of a broker-dealer, the enterprise is substantively holding or disbursing cash on behalf of its customers. Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the enterprise’s operating, investing, and financing activities.” Also, the Company believes this net cash flow presentation in the cash flows from operating activities section provides better information to investors of the true cash flow impact of the securitization facility quarterly and annually.

2.	You agreed to eliminate references to “borrowings and repayments” in describing your sale of accounts receivable but the proposed disclosure in response to comment 3 substitutes “proceeds” for “borrowings” and continues to refer to repayments. Repayment of amounts borrowed using receivables as collateral and borrowings should generally be classified as financing cash flows. Please explain as previously requested, what repayments represent under the accounts receivable securitization facility. Tell us specifically what you are repaying.

Company Response –

Repayments represent receipts collected on behalf of the commercial paper conduits. We will eliminate the column “Repayments under accounts receivable securitization” in our future disclosure.

3.	It appears that you are receiving advances, in a separate transaction, prior to the transfer of accounts receivable that must be repaid and you are charged interest at the LIBOR rate on the advances. If true, please tell us if the advances are due on demand or the maturity date. If the accounts receivable are transferred at the same time as the “advance” is received, please clearly state that fact. Also, please specifically tell us whether or not the advance is the consideration received in exchange for the transferred assets as proceeds of the sale.

Company Response –

Advances are received at the same time that the assets are transferred. Advances are the consideration received in exchange for the transferred assets as proceeds of the sale. In future filings we will add this to our disclosure.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If any of our responses require further explanation, please do not hesitate to contact me at (920) 882-5854. You may alternatively contact Kevin Baehler, Corporate Controller at (920) 882-5882.

Sincerely,

/s/ David G. Gomach
David G. Gomach
EVP / CFO

cc:	James Stuart, Deloitte & Touche, LLP
Dennis Connolly, Godfrey & Kahn, S.C.
David Vander Zanden, President and CEO